

May 3, 2013

<u>Via E-mail</u>
Mr. Michael Murphy
Acting Chief Financial Officer
Diamond Foods, Inc.
600 Montgomery Street, 13th Floor
San Francisco, CA 94111

      Re: Diamond Foods, Inc.
               Form 10-K for Fiscal Year Ended July 31, 2012
               Filed December 7, 2012
               Form 10-K for Fiscal Year Ended July 31, 2011
               Filed September 15, 2011
               File No. 0-51439

Dear Mr. Murphy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief